September 15, 2008

Mr. Kevin L. Vaughn
Accounting Branch Chief
and
Mr. Eric Atallah
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.

Washington, DC 20549-6010

RE:          Vision-Sciences, Inc.
Form 10-niK for the fiscal year ended March 31, 2008
Form 10-Q for the quarter ended June 30, 2008

File No. 0-20970

Dear Messrs. Vaughn and Atallah:

This letter is the response of Vision-Sciences, Inc. (the “Company”) to the Securities and Exchange Commission (the “Commission”) staff’s comment letter dated September 2, 2008 with regard to the above-referenced filing.  We have set forth below each of the staff’s comments with our response thereto immediately following the comment.

Form 10-Q for the quarter ended June 30, 2008

Note 4. Segment Information, page 12

1.     COMMENT: We note your response and revised disclosures to prior comment 3. It remains unclear from your revised disclosures as to the nature of difference between your segment assets and consolidated assets. Please tell us and revise future filings to describe the specific nature of the assets that account for the $3.65 million difference between segment assets and consolidated assets. Please refer to paragraph 31(c) of SFAS 131.

Vision-Sciences, Inc.
40 Ramland Road South
Orangeburg, NY 10962, USA

Tel	1.845.365.0600
Fax	1.845.365.0620

www.visionsciences.com

RESPONSE: The $3.65 million difference between segment assets and the consolidated assets are made up of the following elimination amounts:

BEST DMS Purchase	$450,100
Investment in VSL, LTD.	$85,955
Intercompany Eliminations	$2,235,183
Investment in Subs	$879,368
Total	$3,650,606

In future filings similar details will be included as a footnote to the segment information.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

(ii) Gain on Sale of Product Line of Medtronic Transition Agreement), page 19

2.     COMMENT: We note from your disclosures on page 24 that you recorded a gain of $3.2 million from the sale of a certain product line to Medtronic. It appears that this transaction was in addition to the March 2007 transaction described in this section of your filings. Please tell us and revise future filings to disclose:

•      The specific nature of the assets sold, including why the assets were recorded in your financial statements at a zero basis.

•      Any additional obligations and agreements you have with Medtronic.

•      Your basis for recognizing the gain on this transaction in the current period.

RESPONSE: The Company’s future filings will contain additional disclosure in response to and in accordance with the staff’s comments. It is anticipated that the Company would include in its future filings text substantially to the effect of the following:

In March of 2007, we completed the sale to Medtronic Xomed Inc. (Medtronic”) of certain assets with respect to our ENT EndoSheath business. As part of the transaction, Vision-Sciences granted Medtronic an exclusive, royalty-free worldwide license to certain Vision-Sciences intellectual property, for use in making and selling sheath products solely within the field of ENT (otorhinolaryngology). Additionally, we transferred our ENT production lines for the EndoSheath ENT products from our Natick, MA facility to the Medtronic facility in Jacksonville, FL. Medtronic now distributes, markets and sells Vision-

Sciences’ ENT endoscope products worldwide, on a co-branded basis, through Medtronic’s dedicated sales force, pursuant to our Distribution Agreement.

Under the terms of the asset sale agreement, Medtronic paid us a total of $34 million, as follows:

(i)            $27 million was paid at the closing;

(ii)           $3 million was paid on August 7, 2008, which represented that portion of purchase price that was held back at closing for potential indemnification claims and to ensure that Vision-Sciences complied with its obligations under the asset purchase agreement with Medtronics.

(iii)          $4 million, which represented amounts payable to Vision-Sciences under a transition agreement with Medtronic. These amounts were paid in several installments during our 2008 fiscal year and the first quarter of our 2009 fiscal year.

Upon receipt at the closing the initial payment of $27 million, we recognized a net gain of $26.1 million on this transaction, as reflected in our Form 10-K for the year ended March 31, 2007.  The effect of this was to reduce our basis in the assets sold to Medtronics to zero.

In connection with this response, the Company acknowledges that:

•              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•              staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•              The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws the United States.

If you have any questions regarding these responses, please do not hesitate to call the undersigned at (845) 848-1010 or the Company’s counsel, Marc Press at (201) 525-6271.

Very truly yours,

/s/ Yoav M. Cohen
Yoav M. Cohen
Chief Financial Officer